Set forth below is the press release issued by Schering AG on March 20, 2002 in connection with its proposed acquisition of Collateral Therapeutics, Inc. Also included in this filing are additional communications materials.


                                PRESS RELEASE

                                                                      PAGE 1/4

Schering AG to acquire US-biotech company
Collateral Therapeutics in stock deal

Berlin, Germany and San Diego, CA (March 20, 2002) - Schering AG (NYSE:SHR; FSE:SCH) announced today that they have entered into an agreement under which they will acquire Collateral Therapeutics, Inc. (NASDAQ:CLTX) in a stock-for-stock acquisition.

Collateral Therapeutics discovers and develops innovative gene therapy products for the potential treatment of cardiovascular diseases, by promoting and enhancing angiogenesis, a natural biological process that results in the growth of additional blood vessels which can carry blood flow to oxygen-deprived tissues.

Schering AG is the exclusive worldwide licensee for Collateral's two lead products, preliminarily called Generx(TM) (Ad5FGF-4,) in Phase IIb/III clinical trials, and Genvascor(TM) (Ad5.1FGF-4,) which is currently in Phase
I. They are potential treatments for stable exertional angina due to coronary artery disease and peripheral vascular disease.

Schering AG, which already owns 12% of Collateral Therapeutics' shares, will acquire the remaining outstanding shares at an estimated value of US$ 140 million in exchange for Schering AG's American Depositary Receipts (ADRs). At the closing of the transaction, each Collateral Therapeutics share will be converted into the right to receive 0.1847 of Schering ADRs. Certain Collateral stockholders who own an aggregate of approximately 26.7% of the outstanding shares of Collateral Therapeutics common stock, have agreed to vote in favor of the merger. The transaction, expected to close in the third quarter of 2002, is subject to approval by Collateral Therapeutics' stockholders, regulatory authorities and other customary closing conditions.

"This acquisition reinforces Schering's strategic drive to enrich its portfolio with specialized treatments. Collateral Therapeutics is a leader in the discovery and development of innovative gene therapy products for the potential treatment of cardiovascular diseases." said Dr. Hubertus Erlen, chairman of Schering AG's executive board. "Our biopharmaceutical development expertise and our ability to

                                              PRESS RELEASE           2/4
                                                 SHERING



bring products to an international marketplace is complemented by the scientific concepts advanced by Collateral's discovery team," he said.

"Our six-year collaboration has advanced to the stage that we foresee filing for regulatory approval of treatments utilizing the Collateral Therapeutics' gene therapy technology," observed Professor Dr. Guenter Stock, Schering AG's chief scientific officer and member of the executive board. "By creating new treatment options in cardiology, the potential for patients is great. This acquisition broadens and enhances our chances of making a major contribution for regenerative medicines."

" This development is pivotal as we accumulate data affirming the scientific rationale upon which the company was founded. Schering AG's commitment to Collateral Therapeutics is a tribute to our scientists and staff," said Jack
W. Reich, Ph.D. Collateral's chairman and chief executive officer. "As part of the Schering AG organization, we plan to continue to develop cardiovascular gene therapies that we believe hold the potential to transform the practice of cardiovascular care and treatment."

In a separate agreement, Schering AG and Collateral entered into an amendment to their 1996 collaboration agreement under which Collateral will receive a cash payment of $12 million in exchange for a 2 percent reduction in the level of royalties payable by Schering AG pursuant to the Collateral agreement.

Together with Schering AG, Collateral Therapeutics is exploring a number of opportunities involving non-surgical cardiovascular gene therapy products. They are focused on: (1) angiogenesis, as a treatment approach for coronary artery disease, peripheral vascular disease and congestive heart failure; (2) myocardial adrenergic signalling, as a potential treatment for congestive heart failure; and (3) heart muscle regeneration, to improve cardiac function for patients who have suffered a heart attack. The companies are currently recruiting patients for Phase IIb/III trials of the angiogenesis project, making it one of the most advanced gene therapy-based development projects in the biopharmaceutical industry.

                                      END

Additional scientific information

As previously reported by Collateral Therapeutics on June 18, 2001, Schering AG, based on data from this AGENT Phase I/II clinical study, has initiated a large-scale worldwide development program for Generx/AGT. This development program includes two studies, a U.S.-based Phase IIb/III clinical study as well as a European-based Phase IIb/III clinical study. The U.S.-based Phase IIb/III study, which will be conducted in up to 100 medical centers is evaluating the

                                              PRESS RELEASE           3/4
                                                 SHERING


safety and efficacy of Generx/AGT in patients with stable exertional angina due to coronary artery disease, who do not require immediate revascularization. The European-based Phase IIb/III study is designed to evaluate stable angina patients with advanced coronary artery disease who are not considered candidates for interventions such as angioplasty and bypass surgery and/or patients who are unlikely to have positive outcomes from such interventions. These studies are multi-center, randomized, double-blinded and placebo-controlled. Upon completion, it is expected that results of these studies, together with results from the AGENT Phase I/II study and other development activities should be sufficient to support a marketing application for product registration to the U.S. Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products (EMEA).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Collateral Therapeutics, Inc. headquartered in San Diego, is a leader in the discovery and development of innovative gene therapy products for the treatment of cardiovascular diseases. Collateral Therapeutics is developing non-surgical cardiovascular gene therapy products. Collateral was founded in April 1995 and became a publicly traded company in July 1998.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Important Legal Information

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

                                              PRESS RELEASE           4/4
                                                 SHERING


CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.


For further information please contact:

Oliver Renner - Business Communication: Tel.: +49-30-468 124 31;
   Fax: +49-30-468 166 46; eMail: oliver.renner@Schering AG.de Astrid Forster - Pharma Communication: Tel.: +49-30-468 12057;
   Fax: +49-30-468 167 10; eMail: astrid.forster@Schering AG.de Peter Vogt - Investor Relations: Tel.: +49-30-468 128 38;
   Fax: +49-30-468 166 46;
   eMail: peter.vogt@Schering AG.de

In the US:
Media contacts: Jane A. Kramer 973/487-2246 (office); 973/418-4138 (mobile). Investor contacts: Joanne Marion 973/487-2164 (office)

For Collateral Therapeutics:
Christopher J.Reinhard, President and Chief Operating Officer, 858/794-3420,
   cjr@collateralthx.com,
Lora L. Pike, Manager, Public and Investor Relations, 858/794-3410, lpike@collateralthx.com

Caution Concerning Forwarding-Looking Statements: This contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the [proposed transaction] [future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                March 20, 2002
                              SALT Communications

                            Key messages/rationale

o This tax-free transaction delivers value to shareholders by aligning and leveraging the research and development capabilities of both organizations.

o This transaction is born of the companies' enormously successful and promising collaboration that has placed them at the forefront of cardiovascular gene therapy research and development.

o The technology and associated product opportunities complement and reinforce Schering AG's strategy of focusing on specialized treatment areas and segments. The product opportunities here are focused on specialized cardiology.

o The acquisition represents a financial decision driven by our belief that the benefits of "buying in" the Collateral Therapeutics royalty rights justify the purchase price of Collateral Therapeutics as a whole, and we also get the strategically compelling opportunity to own the other intellectual property and R&D assets of Collateral Therapeutics.

o The price paid for Collateral Therapeutics reflects information gained through Schering AG's long-standing collaboration with Collateral Therapeutics in the area of research and development of Generx and Genvascor. Our current collaboration is structured such that Schering AG would book all sales related to Generx and Genvascor and provide a royalty payment to Collateral Therapeutics.

o This transaction centers on cultivating an innovation that may alter medical treatment paradigms and provide Salt with an additional source of growth.

o In acquiring "Collateral Therapeutics," "Schering AG" can fully devote its deep management and financial strength to developing the potential of Generx.

o Parties intend to continue operating from Collateral Therapeutics' current facility and both parties have agreed to take the necessary steps to ensure the retention of critical scientific staff.

o Collateral Therapeutics will delist from the NASDAQ when the transaction closes, subject to customary closing conditions.

o The acquisition of Collateral Therapeutics is part of a broader strategy on the part of Schering AG to extend its presence in the U.S. biotechnology sector, and Schering AG will continue to evaluate acquisition alternatives that are value creating to shareholders and complement Schering AG's expertise in specialized treatment areas and segments.

Important Legal Information

Investors and security holders are urged to read the proxy statement/ prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                         Spokespeople and their roles

o Schering AG's head of R&D, to speak on the scientific rationale and how it is ground-breaking

o CEO of its U.S. operating affiliate to speak on the integrity of the collaboration heretofore and the utility of the science


Important Legal Information

Investors and security holders are urged to read the proxy statement/ prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Transaction Terms and Mechanics

1. How much will the acquisition cost? What is the total value of the transaction?

     Schering AG will acquire all of Collateral Therapeutics' outstanding shares for approximately $145 million of Schering AG's American Depository Receipts ("ADRs"). The purchase price excludes the value of Schering AG's approximate 12% existing ownership in Collateral Therapeutics. At the closing of the transaction, each Collateral Therapeutics share will be converted into the right to receive 0.1847 of Schering AG ADRs.

2.   What are the expected financial impacts on Schering AG?

     The EPS dilution 1st year is expected to be 3% (including goodwill, capitalized for 15 years) and 1% 2nd year.

3. Why is Schering AG using stock in this transaction? Why not use some of the proceeds from the ACS sale?

     The use of Schering AG stock is consistent with our strategy of using our NYSE listed ADR program as a possible currency for U.S. acquisitions. Our ADRs place us in the advantageous position of being able to offer U.S. shareholders the option of a tax-free transaction structure. The proceeds of the ACS divestiture will remain available for use in other potential acquisitions or for other corporate purposes. [Do we intend to buy back the shares necessary for the ADRs issued.]

4.   Why such a premium to Collateral Therapeutics' current share price?

     While the market has reacted negatively to Collateral Therapeutics' financial issues and in general small-cap biotech stocks have been out of favor, the prospects for Generx have only improved as it entered Phase III clinical trials. This potential will be more easily realized now that this product has the full financial and developmental support of Schering AG.

     Our challenge in negotiating this transaction was finding a level that rewards existing Collateral Therapeutics shareholders for the potential of Generx and Genvascor while at the same time also makes economic sense for Schering AG. The implied value provides an attractive current return for Collateral Therapeutics shareholders, provides value to Schering AG relative to our estimated royalty payments on Generx and Genvascor, and provides Schering AG with potential benefits from the rest of Collateral Therapeutics' pipeline.

5.   How is the transaction structured?

     The transaction will be completed through a stock for stock merger, a typical transaction structure in the U.S. A wholly-owned subsidiary of Schering AG established to effect the transaction will merge into Collateral Therapeutics, making Collateral Therapeutics a wholly-owned subsidiary of Schering AG. The transaction is subject to approval from Collateral Therapeutics' shareholders and appropriate government agencies and other customary closing conditions.

6.   When will the transaction close?

     Assuming Collateral Therapeutics' shareholders as well as the appropriate governmental agencies approve the transaction, we expect to close in the third quarter of 2002.

Strategic Rationale

7.   Please explain the rationale behind this transaction.

     We are currently Collateral Therapeutics' exclusive worldwide clinical development and marketing partner for Generx and Genvascor, which are its two lead products, of which Generx is currently in Phase III and Genvascor is in Phase I clinical trials. We believe these therapies have tremendous potential and we have already begun a worldwide development program for Generx. Given their relatively late stage in the development process and strong commercial potential, the opportunity to bring these drugs "in-house", with full control of the intellectual property and elimination of the royalty to be paid to Collateral Therapeutics, is strategically and financially compelling. This transaction is even more attractive as it provides Schering AG with access to and potential benefits of the other products and intellectual property and "know-how" in Collateral Therapeutics' drug pipeline.

8.   Why increase your ownership stake in Collateral Therapeutics?

     Based on forecasts of future sales for Generx and Genvascor, full ownership is more attractive to us on a present value basis than paying substantial royalties in the future. While the purchase price is justified by the value of expected future royalty payments, the transaction also provides Schering AG full ownership of any future, related discoveries. Finally, Collateral Therapeutics is expected to become our platform for further work in gene therapy.

9.   Why invest in gene therapy?

     We believe gene therapy has tremendous potential and complements Schering AG's strength as a research driven developer of innovative healthcare treatments. In particular, Collateral Therapeutics is well positioned as a leader within the gene therapy industry. Collateral Therapeutics' Generx product is one of the few Phase III products in this sector (and the only Phase III gene therapy for cardiovascular indications). Collateral Therapeutics solidifies Schering AG's position in this burgeoning sector with a late stage product and an exciting platform for future discoveries. Given our significant and promising work in other areas, we believe Schering AG offers investors the potential to benefit from a diverse portfolio of scientific research that includes many of the most promising research areas in existence today.

10. Why invest in cardiology, which is traditionally not viewed as a "niche" area?

     Our acquisition of Collateral Therapeutics does not represent a new entry into the cardiovascular treatment segment, as we already held the marketing and distribution rights to Generx and Genvascor. Instead, the acquisition represents a financial decision driven by our belief that the benefits of "buying in" the Collateral Therapeutics royalty rights exceed the purchase price of Collateral Therapeutics as a whole, and we also get the strategically compelling opportunity to own the other intellectual property and R&D assets of Collateral Therapeutics. While the cardiovascular segment is large and differs from Schering AG's traditional focus on niche segments, the Generx and Genvascor treatments will be highly focused, hospital administered treatments, initially serving a specialist subsets of the broader cardiovascular sector.

11. What are your future plans as they pertain to possible licensing or marketing partners for Collateral Therapeutics' products?

     It is currently our intention to maintain Collateral Therapeutics' operations in San Diego as an additional research center focused on gene therapy. We have no plans to license the Collateral Therapeutics technology or add additional marketing partners at this time.

12.  What are you plans for Collateral Therapeutics' pipeline?

     We plan to assess and continue Collateral Therapeutics' existing drug development activities that fit with our sales and marketing platforms and are not redundant with our other R&D work. We believe this focus will eliminate unnecessary or duplicate projects, thus [potentially reducing Collateral Therapeutics' existing R&D expense].

13.  Is this the deal that has been rumored in the marketplace?

     We are looking at numerous U.S. biotechnology ideas right now, and we expect to continue to pursue U.S. transactions on an opportunistic basis. We hope to have more, value-creating transactions to announce in the future.

14. Do you intend to purchase other U.S. biotechnology companies with which you have collaboration programs?

     We continue to consider various acquisitions in the U.S. biotechnology industry, but we do not have any current plans to acquire any of our current collaboration partners.

15. What does this deal indicate about the premiums you are willing to pay for U.S. biotech companies?

     This was a unique situation, and we intend to assess the value of each acquisition we contemplate on a case by case basis. In the case of Collateral Therapeutics, we have a valuation benchmark based on the present value of the royalty stream we would have had to pay. It is our belief that the benefit of "buying in" the Collateral Therapeutics royalty rights exceeds the purchase price we are paying for Collateral Therapeutics.

16.  What do you intend to do with Collateral Therapeutics' employees?

     Schering AG and Collateral Therapeutics intend to continue operating from Collateral Therapeutics' current facility and both parties have agreed to take the necessary steps to ensure the retention of critical scientific and other staff. Collateral Therapeutics currently has 66 total employees, and Schering AG will work with Collateral Therapeutics to ensure employees remain with the Schering AG organization.

17.  What is the potential for Collateral Therapeutics' technology?

     Collateral Therapeutics' lead product, Generx, is for the treatment of myocardial ischemia (Stable exertional angina). In the U.S., 12 million people have coronary artery disease, of which 6 million have angina. More than 25% of angina patients suffer from concomitant congestive heart failure, and 44% are experiencing side effects from current angina therapy. We expect Collateral Therapeutics will provide this large patient population, which is inadequately served now, with a non-surgical treatment for angina.

Collateral Therapeutics Information

18. How long will it take until Collateral Therapeutics' technologies become a product that can make it to market?

     Collateral Therapeutics' lead product, Generx, is undergoing Phase III clinical trials - the pivotal stage in the FDA approval process. If results are successful, we expect a worldwide launch for Generx in [2006].(perhaps give details about length of trial plus length of FDA and EMEA review period to show that progress will be made that investors can track before 2006)--check with Collateral Therapeutics previous disclosure.

19. How much has Schering AG invested in the collaboration prior to this transaction?

     Schering AG has invested a total of $32.0 million in Collateral Therapeutics and its scientific research. Of this amount, $26 million represent research and development support, including milestone payments, with the remaining $5.7 million comprised of equity investments. As of December 31, 2001, Schering AG Venture Corp. owned 12.0% of Collateral Therapeutics' outstanding common stock which has been transferred to SBI.

20.  How long has Collateral Therapeutics been public?

     Collateral Therapeutics completed its IPO in July of 1998.

21.  What is the status of its intellectual property?

     Collateral Therapeutics has assembled a portfolio of genes for use in its potential gene therapy products. This portfolio includes genes that were either discovered or exclusively licensed for use in the development of cardiovascular gene therapy products. The portfolio includes both issued patents and pending patent applications. Licensing agreements related to intellectual property are primarily with Dimotech, New York University, the University of California, and the University of Texas. Does Collateral Therapeutics have sales? Profits? Debt?

     As Generx is currently in Phase III clinical trials, Collateral Therapeutics has not recorded product revenues to date. Additionally, the company has no material debts.

22. How many employees work at Collateral Therapeutics and where are its key facilities?

     Collateral Therapeutics has approximately 60 employees, based in its San Diego, California facility.

Important Legal Information

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                March 20, 2002

                  Dale Stringfellow Investor Conference Call
                                Talking Points

o We are very pleased to announce that Collateral Therapeutics, Inc., a U.S. biotechnology company with whom we've long collaborated, has agreed to be acquired by Schering. This transaction is born of the companies successful and promising collaboration that has achieved results considered to be at the forefront of cardiovascular gene therapy research and development.

o As a result of our six-year association with its dedicated, creative people and our understanding of the promise of Collateral Therapeutics, Inc.'s ground-breaking technology and associated product opportunities, we believe Collateral Therapeutics, Inc. complements and reinforces Schering's strategy of focusing on specialized treatment areas and segments. While the cardiovascular sector is large, Schering's focus on specialized treatment areas has included specialized cardiology.

o Collateral Therapeutics, Inc.'s focus is on cardiovascular gene therapy products, preliminarily called Generx and Genvascor (Ad5FGF-4 and Ad5.1FGF-4.) If they develop successfully, they will be highly-focused, hospital administered treatments, initially serving specialist subsets of the broader cardiovascular sector. We have seen good efficacy and importantly, good safety data so far.

o This acquisition unites complementary capabilities in the discovery and development of gene therapy products for the potential treatment of cardiovascular disease. And at this stage of the development of the lead products, Schering's strength and experience in commercializing biotech and pharmaceutical products is vital.

o Collateral Therapeutics, Inc.'s lead product is a gene therapy for the treatment of myocardial ischemia (stable exertional angina). In the U.S., 12 million people have coronary artery disease, of which 6 million have angina. More than 25% of angina patients suffer from concomitant congestive heart failure, and 44% are experiencing side effects from current angina therapy. We hope that ultimately Collateral Therapeutics, Inc. will provide this large patient population, which is inadequately served now, with a non-surgical treatment for angina. Similarly, Genvascor is a gene therapy for peripheral vascular disease.

o By becoming part of the Schering group, we hope to cultivate a this and other technology that may alter medical treatment paradigms and eventually provide Schering with an additional source of growth. In acquiring "Collateral Therapeutics, Inc.," "Schering" can fully devote its deep management and financial strength to developing the potential the the lead product, Ad5FGF-4, that is presently entering Phase III clinical trials.

o Upon the consummation of the merger, Collateral Therapeutics will become a wholly-owned subsidiary of Schering AG and will be managed by Schering Berlin, Inc. of Montville, New Jersey. I will be leading transition and management of Collateral Therapeutics, Inc.. We expect to continue operating from Collateral Therapeutics, Inc.'s current facility in San Diego, California where the staff of approximately 60 scientists is working to provide more treatment options for patients and their families.


Information

Investors and security holders are urged to read the proxy statement/ prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                         Spokespeople and their roles

o Schering AG's head of R&D, to speak on the scientific rationale and how it is ground-breaking

o CEO of its U.S. operating affiliate to speak on the integrity of the collaboration heretofore and the utility of the science


Important Legal Information

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the [proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                March 20, 2002

               Prof. Dr. Guenter Stock Investor Conference Call
                                Talking Points

o Good afternoon, Ladies and Gentleman. Our acquisition of Collateral Therapeutics broadens and supports our interest in bringing new entries into the specialized therapeutics sector, as we shape an emerging portfolio of treatments in regenerative medicine.

o Let me provide you with our scientific strategy and vision of a portfolio of regenerative medicine: By that we mean treatments that address organs that have lost function, in this case, myocardial infarction, due to lack of functional blood vessels.

o Our vision of the future of medicine is one for which Schering is well positioned involving:
     o Detection is utilized for earlier, more precise diagnoses and monitoring of treatment success
     o Primary and secondary prevention treatments of certain health events including prevention
     o    Therapy to target symptoms or halt disease progression
     o Regenerative medicine to restore organ funcition lost to chronic degenerative diseases or injury

o    The new opportunities presented by regenerative medicine involve

     o    Replacement of diseased or missing cells or tissues
     o    Restoration of organ function

o In the case of this transaction we see angiogenic gene therapy to stimulate development of new blood vessels from the existing microsculature. Think of it as a "microvascular bypass procedure" for ischemic heart disease or peripheral arterial occulusive disease.

o Another example of the company's embrace of this advanced medical concept of regenerative medicine is our work with Titan Pharmaceuticals towards a treatment for Parkinson's disease, where new dopamine-producing cells are implanted in the brain of diseased, dopamine-deficient patients. Spheramine(R) is currently in Phase I/II development.

Information

Investors and security holders are urged to read the proxy statement/ prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                         Spokespeople and their roles

o Schering AG's head of R&D, to speak on the scientific rationale and how it is ground-breaking

o CEO of its U.S. operating affiliate to speak on the integrity of the collaboration heretofore and the utility of the science


Important Legal Information

Investors and security holders are urged to read the proxy statement/ prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.